Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

FOR IMMEDIATE RELEASE	CONTACT: Alice Giedraitis
(480) 840-8137
agiedraitis@taylormorrison.com

Taylor Morrison Makes Homebuilding History with Fifth Consecutive America’s Most Trusted® Award
National homebuilder and land developer holds longest-running record in award’s history

SCOTTSDALE, Ariz. (Jan. 15, 2020)—Trust is hard to earn and even harder to keep, but national homebuilder and land developer Taylor Morrison Home Corp. (NYSE: TMHC) has done just that. For the fifth year in a row, Taylor Morrison has been recognized as America's Most Trusted® Home Builder by Lifestory Research, an annual study ranking the largest homebuilders in the U.S. based on consumer trust. Taylor Morrison first earned the No. 1 spot in 2016 and has dominated the title ever since—marking the longest-running record in the award’s history.
“The very nature of building homes means our customers place an incredible amount of trust in us each and every day, and we at Taylor Morrison are determined to make that experience as magical as it can and should be,” said Sheryl Palmer, Taylor Morrison chairman and CEO. “With great trust comes great responsibility—it’s what inspires and motivates us to continue to always do the right thing and put our customers at the forefront of everything we do, every decision we make.”
With Taylor Morrison’s previously announced acquisition of William Lyon Homes expected to close in early February, it’s exciting to note that William Lyon also topped the Most Trusted charts, earning the No. 3 spot in 2020 and maintaining a Top 3 position for the last three years. The strategic combination will create the nation’s fifth largest home builder based on the last 12 months of closings, and one that has earned an unrivaled reputation centered on trust.
“One of the many reasons William Lyon Homes and Taylor Morrison are such complementary builders lies within the alignment of the companies’ cultures and values,” said Matt Zaist, William Lyon Homes president and CEO. “William Lyon is a family business with a long history of integrity, and we are delighted to join a company with one of the most recognized and highly regarded cultures in homebuilding.”
“When you look at the reputations Taylor Morrison and William Lyon hold in the public eye, you really couldn’t have a more powerful combination,” Sheryl added. “Trust is a virtue we’re compatible on, and I cannot wait to begin building upon this reputation, together.”

The title of America’s Most Trusted Home Builder was earned based on survey responses of more than 34,000 home shoppers in the top U.S. housing markets who were asked to rate the trustworthiness of more than 100 homebuilders. The survey aims to understand how trust impacts consumers' evaluations of builder brands.
Lifestory Research, a national independent market research firm who conducts the survey, measured consumer brand awareness and trust and ranked the top 25 homebuilders based on annual closings according to their trust score. For study methodology and the full list of rankings, visit www.lifestoryresearch.com.
About Taylor Morrison
Taylor Morrison Home Corporation (NYSE: TMHC) is a leading national homebuilder and developer that has been recognized as the 2016, 2017, 2018, 2019 and 2020 America's Most Trusted® Home Builder by Lifestory Research. Based in Scottsdale, Arizona we operate under two well-established brands, Taylor Morrison and Darling Homes. We serve a wide array of consumer groups from coast to coast, including first-time, move-up, luxury, and 55 plus buyers. In Texas, Darling Homes builds communities with a focus on individuality and custom detail while delivering on the Taylor Morrison standard of excellence.

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words "believe," "target," "outlook," "may," "will," "should," "could," "estimate," "continue," "expect," "intend," "plan," "predict," "potential," "project," "intend," "estimate," "aim," "on track," "target," "opportunity," "tentative," "positioning," "designed," "create," "seek," "would," "upside," "increases," "goal," "guidance" and "anticipate," and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation ("Taylor Morrison"), or William Lyon Homes, a Delaware corporation ("William Lyon Homes"), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison's and William Lyon Homes' ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company's common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison's and William Lyon Homes' homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison's and William Lyon Homes' respective filings with the U.S. Securities and Exchange Commission (the "SEC"), including as described under the heading "Risk Factors" in Taylor Morrison's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes' Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.
Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the "Joint Proxy Statement/Prospectus"). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison's website at http://investors.taylormorrison.com or by contacting Taylor Morrison's Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes' website at www.lyonhomes.com or by contacting William Lyon Homes' Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.

Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison's directors and executive officers is also included in Taylor Morrison's proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes' directors and executive officers is also included in William Lyon Homes' proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.